SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549




                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                   Gundle Environmental Systems, Inc.
                            (Name of Issuer)


                     Common Stock, $.01 par value
                    (Title of Class of Securities)


                               402806-103
                             (CUSIP Number)



                         Ezra G. Levin, Esq.
          Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                           919 Third Avenue
                      New York, New York  10022
                            (212) 715-9227
                (Name, Address and Telephone Number of
                 Person Authorized to Receive Notices
                          and Communications)

                            July 27, 1995
              (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: []

Check the following box if a fee is being paid with this statement: [x]






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                                SCHEDULE 13D
CUSIP No. 402806-103                         Page 2 of  9 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WEMBLEY, LTD.                                         n/a
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  []

                                                       (b)  []
_______________________________________________________________
3)  SEC USE ONLY

_______________________________________________________________
4)  SOURCE OF FUNDS

          00
________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                        []
_______________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          BRITISH VIRGIN ISLANDS
_______________________________________________________________
                7)  SOLE VOTING POWER
                    7,000,000 (See Item 5)
   NUMBER       _______________________________________________
   OF           8)  SHARED VOTING POWER
   SHARES           0
   BENEFICIALLY _______________________________________________
   OWNED BY     9)  SOLE DISPOSITIVE POWER
   EACH         7,000,000  (See Item 5)
   REPORTING    ______________________________________________
   PERSON       10)  SHARED DISPOSITIVE POWER
   WITH           0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 (See Item 5)
_________________________________________________________________
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         []
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 40% (See Item 5)
_________________________________________________________________
14)  TYPE OF REPORTING PERSON
           CO
 ________________________________________________________________

                                Schedule 13D


Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock") of Gundle Environmental Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 19103 Gundle Road, Houston, TX 77073.

Item 2.   Identity and Background.

     (a)  Wembley, Ltd.

     (b)  State of Organization:   British Virgin Islands

          Address:   International Trust Company
                     B.V.I. Limited
                                   Columbus Centre Building
                                   P.O. Box 659
                                   Road Town
                                   Tortola
                                   British Virgin Islands

     (c)  Principal Business
          Activity:                Shareholder of the Company
                                   (formerly the sole stockholder
                                   of SLT Environmental, Inc., a
                                   Delaware corporation).

   (d)-(e) During the last five years, Wembley, Ltd. has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Instruction C to this Form, information required by
Item 2 provided on behalf of the executive officers and directors of Wembley, Ltd. is included on Appendix I hereto, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

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     The 7,000,000 shares of Common Stock were issued to Wembley,
Ltd. pursuant to the terms of a merger agreement (the "Merger Agreement") dated as of March 28, 1995 between the Company and SLT Environmental, Inc., a wholly-owned subsidiary of Wembley, Ltd. ("SLT"). A copy of the Merger Agreement is attached hereto as Exhibit A. As of the date of the Merger Agreement, Wembley, Ltd. owned all of the 100 issued and outstanding shares of the common stock, par value $1.00 per share of SLT (the "SLT Stock"). Pursuant to the terms of the Merger Agreement, each share of SLT Stock was converted into 70,000 shares of Common Stock, as a result of which, upon the consummation of the merger on July 27, 1995 (the "Effective Date"), Wembley, Ltd. owned 7,000,000 shares of Common Stock. On the Effective Date, the closing price of a share of Common Stock on the American Stock Exchange was $7.00 per share and the total value of the 7,000,000 shares, based upon that price was $49,000,000.

Item 4.  Purpose of Transaction.

     The Common Stock was acquired by Wembley, Ltd. in order to effect the merger of the Company and SLT.

     Wembley, Ltd. has no plans or proposals which would result in any of the events or outcomes listed in (a) through (j) of this Item 4. However, as a result of the consummation of the transactions contemplated by the Merger Agreement, the following events or results have occurred:

     (a)  Not Applicable;

     (b)  A merger of SLT with and into the Company was effected;

     (c)  Not Applicable;

     (d) Samir T. Badawi, Ahmed Khalawi and William P. Reid, each nominees of SLT, were elected to serve as three of the Company's seven directors until the first annual meeting of stockholders of the Company next following the Effective Date;

          The Company's Bylaws have been amended and restated by operation of law (i) to authorize a board of neither more than seven nor fewer than five directors, as set by the board from time to time, and (ii) to require the affirmative vote of 60% of the full board to expand or contract the board beyond the prescribed limits.

    (e) Additional Common Stock Authorization. The Company's Certificate of Incorporation has been amended and restated by operation of law to increase to 30,000,000 the authorized number of shares of Common Stock.

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
          Additional Preferred Stock Authorization.  The
          Company's Certificate of Incorporation has been amended and restated to increase to 1,000,000 the authorized number of shares of the Company's preferred stock, par value $1.00 per share, undesignated as to series.

     (f)  Not Applicable;

     (g)  Not Applicable;

     (h)  Not Applicable;

     (i)  Not Applicable;

     (j)  Not Applicable.


Item 5.   Interest in Securities of the Issuer.

          (a) Wembley, Ltd. beneficially owns an aggregate of 7,000,000 shares, representing approximately 40%, of the Common
Stock.

          (b) The Board of Directors of Wembley, Ltd. has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock. By reason of their position as directors, Messrs. Badawi and Khalawi may be deemed to possess, indirectly, sole and/or shared power to vote and dispose of the Common Stock. The filing of this Statement on Schedule 13D shall not, however, be construed as an admission that, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than Wembley, Ltd. has beneficial ownership of the Common Stock.

          (c)  Not Applicable.

          (d)  Not applicable.

          (e)  Not applicable.

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
Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with Wembley, Ltd. (among others) a copy of which is attached hereto as Exhibit B. Subject to certain conditions, Wembley, Ltd. will have three demand registration rights exercisable at any time beginning one year after the Effective Date through the seventh anniversary of the Effective Date. In addition, the Registration Rights Agreement affords to Wembley, Ltd. the right to participate in registrations initiated by the Company or, under certain conditions, another party.


Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Merger Agreement dated as of March 28, 1995
                 between the Company and SLT.

     Exhibit B:  Registration Rights Agreement dated as of July
                 27, 1995 by and among the Company, Wembley, Ltd.
                 and Odyssey Partners, L.P.

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                           SIGNATURES


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


Date:  July 27, 1995


                                        WEMBLEY, LTD.



                                        /s/ Ahmed Khalawi

                                        Ahmed Khalawi
                                        Director




                                        /s/ Samir T. Badawi

                                        Samir T. Badawi
                                        Director

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
                       SCHEDULE I


Item 2.     Identity and Background, cont.

     Wembley, Ltd. has no executive officers. The Board of Directors makes all decisions concerning the business of Wembley, Ltd. including, without limitation, the voting and disposition of the issued and outstanding common stock of the Company.

     (a)  Directors of Wembley, Ltd.:    Samir T. Badawi
                                         Ahmed Khalawi.

     (b)  Business Address:   Al-Amoudi Center Office No. 103
                              P.O. Box 2477 (Madina Road)
                              Jeddah 21451
                              Kingdom of Saudi Arabia

     (c)  Principal Business
             Activity:        Both men serve as directors and
                              advisors to Wembley, Ltd.
                              Mr. Badawi is also Chairman of the
                              Board of the Company.

     (d)-(e) During the last five years, neither director has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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